FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 24, 2005	Commission File Number: 1-15226

ENCANA CORPORATION

(Translation of registrant’s name into English)

1800, 855 — 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐     Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

The Information Circular of the registrant dated February 28, 2005 (excluding those portions under the headings “Statement of Executive Compensation” and “Statement of Corporate Governance Practices”) furnished as Exhibit 99.1 to this Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-13956, Form S-8 No. 333-85598, Form F-9 No. 333-113732 and Form F-9 No. 333-118737.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)

By:	/s/ Linda H. Mackid

Name: Linda H. Mackid
Title: Assistant Corporate Secretary

Date: March 24, 2005

Form 6-K Exhibit Index

Exhibit No.	The following items were simultaneously filed with the Securities Commission or similar regulatory authority in each of the ten Provinces and three Territories:

99.1.	Notice of Annual and Special Meeting of Shareholders dated March 16, 2005 and Information Circular dated February 28, 2005

99.2.	Form of Proxy for Registered Shareholders

99.3.	2004 Annual Report